DC

NoAct

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06047163

September 11, 2006

Helen N. Kaminski
Assistant General Counsel, Corporate
and Securities
Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 9/11/2006

Re: Sara Lee Corporation
Incoming letter dated June 29, 2006

Dear Ms. Kaminski:

This is in response to your letters dated June 29, 2006 and August 4, 2006 concerning the shareholder proposal submitted to Sara Lee by AFSMCE Employees Pension Plan. We also have received a letter from the proponent dated July 25, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

Enclosures

cc: Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036

108839

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

June 29, 2006

Sara Lee
Corporate Law Dept.

Via Electronic Mail and UPS Overnight Courier

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Sara Lee Corporation -- Stockholder Proposal Submitted by the American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation ("Sara Lee"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of Sara Lee's intention to exclude from its proxy materials for its 2006 annual meeting of stockholders (the "Annual Meeting") a stockholder proposal, received on May 22, 2006 (the "Proposal") from the American Federation of State, County and Municipal Employees ("AFSCME"). For the reasons set forth below, Sara Lee intends to exclude the Proposal pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(7) on the grounds that it is materially misleading in violation of the proxy rules and relates to the ordinary business operations of the company. Sara Lee requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if Sara Lee excludes the Proposal from its Annual Meeting proxy statement.

Sara Lee intends to file its definitive proxy materials for the Annual Meeting on or about September 21, 2006. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and Sara Lee has sent one copy to Gerald McEntee, Chairman of AFSCME.

The Proposal

The Proposal, attached hereto as Exhibit A, provides:

RESOLVED, that stockholders of Sara Lee Corporation ("Sara Lee") urge the board of directors to adopt a policy that Sara Lee stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Sara Lee's management, to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement.

The Proposal also provides:

> The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory; will not affect any person's compensation; and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

Discussion

1. **Sara Lee May Exclude the Proposal in Reliance on Rule 14a-8(i)(3) on the Basis that it is Materially Misleading in Violation of Rule 14a-9.**

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if either the proposal or the supporting statement is contrary to any of the proxy rules -- including Rule 14a-9, which prohibits the inclusion of materially false or misleading statements in proxy soliciting materials. The Proposal is excludable under Rule 14a-8(i)(3) for two reasons: first, the Proposal is materially vague and indefinite and therefore misleading; and second, any action ultimately taken upon implementation of the Proposal would be different from the type of action envisioned by stockholders at the time that their votes were cast.

a. The Proposal is Materially Vague and Indefinite

The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion of a stockholder proposal that it is vague, indefinite and therefore materially misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sep. 15, 2004). The Proposal is replete with inherently vague and indefinite terms, and as a result, neither the stockholders voting on the proposal, nor the company in implementing the proposal would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The resolved clause contained in a stockholder proposal is the "action" item – it tells stockholders voting on the proposal what the proposal intends to do. It also serves as the blueprint for the board, contextualized by the supporting statement, for the action the board is to take if the proposal is approved. The resolved clause of the Proposal urges the board to adopt a policy that Sara Lee stockholders be "given" the opportunity to vote on an "advisory" resolution to "approve" the report of the Compensation and Employee Benefits Committee set forth in the proxy statement (the "Compensation Committee Report"). Key terms in the resolved clause – the terms "advisory resolution" and "approve," are undefined. Further, and perhaps most importantly, the purpose of the policy and advisory vote is unclear.

Normally, the supporting statement of the Proposal provides context which explains the purpose and scope of the Proposal. Here, at first blush at least, the supporting statement does just that. It discusses the Proponent's objections to Sara Lee's executive compensation practices and then suggests that stockholders should be empowered with regard to executive compensation -- noting that current rules do not give stockholders enough "say" over pay practices. Citing the practice in the United Kingdom of submitting a directors' remuneration report to an advisory stockholder vote, the supporting statement proposes that Sara Lee stockholders be allowed to express their opinion about senior executive compensation by establishing an annual "referendum" process. These statements, coupled with the first sentence of the resolved clause, appear to provide context for the Proposal. These statements, taken together, might lead one to the conclusion that the Proposal would allow stockholders to vote on senior executive compensation matters.

This conclusion, however, is supplanted by the second half of the resolved clause, which states that the policy should provide "appropriate disclosures" to ensure that stockholders "fully understand" that the vote is "advisory" and will not affect "any person's" compensation or the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders. At its core, what this second sentence appears to convey is that the Proposal will not allow stockholders to vote on the compensation of any of Sara Lee executives and will be strictly "advisory." This sentence, while likely intended to clarify its purpose, only raises questions about the Proposal, particularly when compared with the first sentence of the resolved clause and supporting statement.

For example, is the Proposal limited to the Compensation Committee Report, but not the underlying senior executive compensation? If so, what then is the purpose and effect of the Proposal? For example, to the extent that an advisory vote is limited to the contents of the Compensation Committee Report, what does it mean if stockholders "disapprove" of the report? Does that mean that they disapprove of the disclosures therein, or that they object to the policies? Alternatively, does the Proposal seek to require that stockholders be asked to "approve" the compensation paid to Sara Lee's executive officers?

Perhaps the most vexing ambiguities of the Proposal are raised by the statements that the resolution will not affect "any person's" compensation and "will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same *or any other meeting of stockholders*." These statements undermine the Proposal and supporting statement. The supporting statement suggests that the Proposal is intended to provide stockholders influence over pay practices. It also states that the Proposal seeks to establish an annual referendum on executive compensation. It is contrary to include these statements in the supporting statement of the Proposal, and at the same time state that the proposal will not affect any person's compensation or the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

In fact, to the extent that Sara Lee adopts a policy that implements the Proposal and seeks an advisory vote of stockholders, it may be materially misleading to suggest that the advisory vote will not affect compensation practices. That is because it is likely that Sara Lee's compensation practices and the compensation of its executives will be affected if stockholders overwhelmingly disapprove of the Compensation Committee Report. Further, stockholder disapproval of the Compensation Committee Report likely will affect incentive plan and other compensation proposals that Sara Lee subsequently will submit for stockholder approval. As such, any statement that suggests that the vote will not affect compensation practices will not only mislead stockholders, but also would provide another basis for exclusion -- Rule 14a-8(i)(2) -- on the grounds that if implemented, the Proposal would cause Sara Lee to violate the antifraud provisions of Rule 14a-9.

These ambiguities, particularly when coupled with the inconsistencies in the Proposal and supporting statement, render the Proposal vague and indefinite and therefore misleading.[1] Further, these ambiguities are material -- there is a substantial likelihood that a reasonable stockholder would consider the meaning of these terms -- particularly the scope and impact of the Proposal, to be important in deciding how to vote on the Proposal. Accordingly, the Proposal falls squarely within parameters of proposals that the Staff has agreed may be excluded in reliance on Rule 14a-8(i)(3).

On numerous occasions, the Staff has permitted the exclusion of stockholder proposals that included inconsistencies and ambiguities that were analogous to those presented by the Proposal. For example, in *Sensar Corporation* (Jul. 17, 2001), the Staff agreed with Sensar that it could rely on Rule 14a-8(i)(3) to exclude a stockholder proposal that proposed to allow stockholders to provide an advisory vote on compensation matters. The proposal in that letter provided that "The stockholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the stockholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options." Sensar argued that the proposal was materially misleading on the basis that a stockholder voting on the proposal would not be able to determine what measures Sensar would be required to take under the proposal if it were adopted. The Staff agreed and granted relief under Rule 14a-8(i)(3).

The Staff's position in *Sensar* is consistent with countless other no-action letters that involved proposals that, like the Proposal, were materially vague and indefinite. *See Puget Energy, Inc.* (Mar. 7, 2002) (excluding a proposal as vague and indefinite where the term "improved corporate governance" was undefined and the supporting statement discussed a range of corporate governance issues without elaborating on which of those were considered "improved corporate governance"); *CBRL Group* (Sep. 6, 2001) (excluding a proposal requesting "full and complete disclosure in its annual report of all expenses relating to corporate monies being used for personal benefit of the officers and directors and their friends" where none of the material terms were adequately defined); *see also IDACORP, Inc.* (Jan. 9, 2001)

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[1] It should be noted that revision of the Proposal or supporting statement in this instance would be inappropriate as the ambiguity relates to core terms and involves the interaction between the Proposal and the supporting statement as a whole. Allowing the proponent to revise the Proposal would not be merely a matter of omitting a few sentences -- any revisions that may be suggested would fundamentally alter the Proposal. *See Staff Legal Bulletin* 14C (clarifying that revisions are appropriate when the challenged proposal contains "some minor defects that could be corrected easily" but not if the proposal would require "detailed and extensive editing in order to bring it into compliance with the proxy rules").

(excluding a proposal that required the company to determine the meaning of the phrase "service area . . . outside the United States" as overly vague and indefinite); *Bristol-Myers Squibb Co.* (Feb. 1, 1999) (excluding a proposal requesting "the Company adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives").

As was the case in each of those letters, neither the stockholders voting on the Proposal nor Sara Lee in implementing the Proposal will be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Based on this possibility, the Proposal falls squarely within the parameters of Rule 14a-9 and may be omitted in reliance on Rule 14a-8(i)(3).

b. Any Action Ultimately Taken upon Implementation of the Proposal Would Be Different from the Type of Action Envisioned by Stockholders at the Time That Their Votes Were Cast

The Commission long has recognized that a stockholder proposal is materially misleading where "any actions ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the actions envisioned by the stockholders upon voting on the proposal." *Occidental Petroleum Corp.* (Feb. 11, 1991) (excluding a proposal that requested that "stockholders have the right to vote on present as well as future shares that are issued and outstanding in regard to buy back of shares"); *Southeast Banking Corporation* (Feb. 8, 1982) (excluding a proposal that requested that the company "refrain from any activities which may lead to its acquisition by other corporations or by which it acquires other corporations including acquisitions by way of mergers"). In this case, inconsistencies between the Proposal and supporting statement make it likely that any actions ultimately taken by the company upon implementation of the Proposal could be significantly different from the actions envisioned by the stockholders upon voting on the Proposal.

While it is not entirely clear, the resolved clause of the Proposal appears fairly circumscribed -- it requests the adoption of a policy that would allow stockholders to vote on an advisory resolution approving the Compensation Committee Report. If a stockholder casts a vote regarding the Proposal based exclusively on the resolved clause, such stockholder likely would interpret the Proposal as seeking the adoption of a policy that would, if implemented, allow stockholders to vote on a resolution from Sara Lee seeking "approval" of the Compensation Committee Report.

Stockholders, however, will not be voting exclusively on the resolved clause - the Proposal is accompanied by a supporting statement, which read in conjunction with the resolved clause, renders the Proposal materially misleading. Based on the supporting statement, stockholders likely would believe that approval of the Proposal would offer them direct and binding influence on the compensation practices of Sara Lee's Compensation and Employee Benefits Committee. For example, the supporting statement states that stockholders should be empowered to have greater influence over Sara Lee's compensation practices by establishing a "referendum" about senior executive compensation practices. The use of the term "referendum" suggests that approval or disapproval of the resolution contemplated by the Proposal will have some quantifiable and tangible effect on either the Compensation Committee Report or the actual compensation practices of Sara Lee. This, of course, is materially misleading. The Proposal in no way establishes a referendum on the compensation practices of Sara Lee; in reality, not only will the vote of the stockholders advocated by the Proposal be merely advisory, but it will apply to the compensation of senior executives for the *last completed fiscal year*, making any stockholder input on the disclosed compensation packages and practices not only non-binding, but moot. Further, the Compensation Committee Report will have been filed and distributed in accordance with the applicable Commission regulations when this advisory resolution is offered for a vote; therefore, in sharp contrast to an actual referendum -- which the Webster's Dictionary defines as the submission of a *proposed* public policy to a popular vote -- the results of the vote on such an advisory resolution will have no practical effect on the contents or presentation of the Compensation Committee Report.

The inconsistencies between the Proposal and the supporting statement are significant. The Proposal suggests that a vote on an advisory resolution regarding the Compensation Committee Report would be a mere formality. The supporting statement, however, suggests that such a vote will give stockholders influence on the contents of the Compensation Committee Report and the actual compensation of Sara Lee's senior executives. The inconsistencies between the two make it likely that the action ultimately taken upon the implementation of the Proposal could be quite different from the action envisioned by the stockholders at the time their votes were cast -- providing a basis for exclusion under Rule 14a-8(i)(3).

An example of an instance in which the Staff permitted the exclusion of a stockholder proposal that included inconsistencies and ambiguities that were analogous to those presented by the Proposal is *Wal-Mart Stores* (Apr. 3, 2001). In that letter, the Staff agreed with Wal-Mart that it could exclude a stockholder proposal requesting that the company report on the use of genetically modified "products." From the language of the proposal, it appeared that the proposal encompassed all forms of genetically modified products, such as plastics and other "products manufactured by the company." The supporting statement, however, suggested that the proposal only was directed at genetically modified foods. Based on the inconsistency between the proposal and its supporting statement, the Staff agreed with Wal-Mart that the action ultimately taken upon the implementation of the proposal could be quite different from the action envisioned by the stockholders at the time their votes are cast. Accordingly, it granted relief under Rule 14a-8(i)(3).

The Staff's position in *Wal-Mart* reflects a long line of no-action letters in which the Staff has agreed that Rule 14a-8(i)(3) is available where the action ultimately taken upon the implementation of a stockholder proposal could be quite different from the action envisioned by the stockholders at the time their votes were cast. *See, e.g., Philadelphia Electric Company* (Jul. 30, 1992) (excluding a proposal to establish a committee of stockholders to present a plan "that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees"); *NYNEX Corporation* (Jan. 12, 1990) (excluding a proposal requiring the corporation to "not interfere in the government policy of any foreign government"). Much like the proposals in each of those letters, the action ultimately taken upon the implementation of the

Proposal could be quite different from the action envisioned by the stockholders at the time their votes were cast. As a result, Sara Lee may omit the Proposal from its proxy materials in reliance on Rule 14a-8(i)(3).

2. Sara Lee May Exclude the Proposal in Reliance on Rule 14a-8(i)(7) on the Basis that it Relates to Ordinary Business Matters

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal if it relates to "a matter relating to the company's ordinary business operations." We respectfully submit that the Proposal relates to Sara Lee's ordinary business matters. While we recognize that the Staff generally has taken the position that stockholder proposals relating to senior executive compensation may not be excluded in reliance on Rule 14a-8(i)(7), the Proposal does not address senior executive compensation -- instead it relates to general compensation matters and ordinary business disclosures, both of which are ordinary business matters.

(a) The Proposal Relates to General Compensation Matters

Since 1992 the SEC has distinguished stockholder proposals relating to senior executive compensation from those relating to general employee compensation.[2] Stockholder proposals relating exclusively to senior executive compensation generally may not be excluded in reliance on Rule 14a-8(i)(7) on the grounds that such proposals raise significant policy considerations; stockholder proposals relating to general employee compensation may, however, be excluded under Rule 14a-8(i)(7).[3]

In determining whether a proposal relates to senior executive compensation, the Staff looks at the proposal and supporting statement as a whole.[4] When it is unclear whether a stockholder proposal is directed at senior executive compensation or general employee compensation, the Staff has on limited occasions allowed the stockholder to revise the proposal

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[2] *See, e.g., Battle Mountain Gold Company* (Feb. 13, 1992) ("in view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues . . . proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business."); *Executive Compensation Disclosure*, SEC Rel. No. 34-31327 (Oct. 16, 1992).

[3] *See, e.g., Halliburton Company* (Jan. 30, 2001) (denying relief under Rule 14a-8(i)(7) with regard to a proposal that the board establish a performance-based senior executive compensation system); *compare Alaska Air Group.* (Feb. 25, 2005) (granting relief under Rule 14a-8(i)(7) regarding proposal seeking to establish an employee stock ownership plan for all employees.)

[4] *See, e.g., Exelon Corporation* (Mar. 10, 2005) ("There appears to be some basis for your view that Exelon may exclude the proposal under rule 14a-8(i)(7), as relating to Exelon's ordinary business operations (i.e., general employee benefits). In this regard, we note that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits.")

to clarify the proposal's intended application.[5] If the practice or policy that is the subject of a stockholder proposal covers the compensation of both senior executive officers and other employees, the Staff grants relief under Rule 14a-8(i)(7). *See, e.g., Amazon.com, Inc*, (Mar. 7, 2005) (proposal requesting that Amazon.com adopt and disclose an "Equity Policy" that would include cancellation of Amazon.com's 1997 equity plan and any other plans that contain an "evergreen" feature); *Lucent Technologies Inc.,* (Nov. 26, 2003) (granting relief under Rule 14a-8(i)(7) regarding proposal seeking to limit "management" compensation until retirement benefits are restored and retirement payments are increased to a certain percentage); *Lucent Technologies* (Nov. 6, 2001) (granting relief under Rule 14a-8(i)(7) with regard to a proposal that the company decrease the salaries, remuneration and expenses of "ALL officers and directors" of Lucent).

Like the compensation program or practices in each of the letters cited above, the instant proposal relates to a report that historically has covered the compensation of both Sara Lee's senior executive officers and its non senior-executive employees. For example, in the 2005 proxy statement, the Compensation Committee Report included matters relating to executive compensation generally and not just senior executive compensation. It included information relating to "all aspects of executive compensation," Sara Lee's efforts to align "executives' goals and rewards with Sara Lee stockholders' best interests," the elements of Sara Lee's "executive compensation program," the salary of "executives," long-term compensation awards to "key executives," and the executive stock ownership requirements for Sara Lee's "key" executives. The following disclosure from Sara Lee's 2005 Compensation Committee Report illustrates the fact that the Compensation Committee Report covers the compensation of senior executive officers and non senior-executive employees:

> ***Executive Stock Ownership Requirements***
>
> We believe it is important to align executives' interests with those of Sara Lee's stockholders. Sara Lee's key executives have a substantial portion of their incentive compensation paid in the form of Sara Lee common stock. In 2005, Sara Lee modified its stock ownership requirements to limit their applicability to approximately 120 of the company's most senior executives, including all corporate officers, and to include as shares owned any restricted share units that may have been granted for retention purposes. The number of covered executives was reduced in 2005 in order to better align our policy with competitive practice in this area. The ownership requirements vary by the executive's level and range from a minimum of 10,000 shares to a maximum of 400,000 shares. Expressed as a percentage of salary, the ownership requirements range

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[5] *See, e.g., CVS Corporation* (Feb. 25, 2005) ("You have expressed your view that CVS may exclude the proposal under rule 14a-8(i)(7) because it relates to CVS' ordinary business operations. In our view, it is not clear whether the proposal is directed at compensation of executive officers only, or instead, relates to general compensation policy. It appears, however, that the proposal could be limited to executive compensation. Accordingly, unless the proponent provides CVS with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."); *see also* Staff Legal Bulletin No.14 (Jul. 13, 2001).

from a low of approximately 100% of salary to a high of approximately 825% of salary, in the case of the Chief Executive Officer.

The terms "executive," "corporate officer," and "key executive" all denote employees at levels in corporate management that are far below the senior executive officers contemplated by the Staff's senior executive compensation exception to Rule 14a-8(i)(7). *See, e.g., AT&T Corporation* (Feb. 25, 2002) (excluding a proposal that AT&T "consider discontinuing all domestic partner benefits for executives making over $500,000 per year, or, if not feasible, ask these executives to reimburse AT&T for these expenses"); *Ascential Software Corporation*, (Apr. 3, 2003) (excluding proposals requesting "(i) cutting base salaries for top executives in half; (ii) tying executive bonuses to the company achieving certain financial results; (iii) forbidding the repricing of existing options or replacing them with options at lower prices; (iv) replacing existing options at prices lower than that on July 3, 2001 with options at the opening Bid price on that date; (v) issuing future options to 'key employees' based on certain criteria; (vi) restricting the issuance of options to 'key employees' during certain periods; and (vii) setting terms for the issuance of options to 'key employees'"); *El Paso Corporation* (Mar. 8, 2001) (excluding proposal mandating that "El Paso not grant further salary or bonus increases to any corporate officer until El Paso has demonstrated the ability to return to a position of profitability" unless the proponent revised the proposal to make clear that the proposal related to senior executive officers). Since the Proposal relates to a report that covers both senior executive officers and non-senior-executive officers, it is excludable under Rule 14a-8(i)(7).

A no-action letter that provides strong support for the premise that Sara Lee may exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(7) is *Potomac Electric Power Company* (Feb. 2, 1993). In that letter, the Staff granted relief under Rule 14a-8(i)(7) with regard to a proposal requesting that the board submit the recommendations of the Human Resources Committee (the functional equivalent of a compensation committee) to stockholder approval. Like the Proposal, the proposal in *Potomac Electric Power Company* was attempting to address executive compensation practices to which the proponent objected.[6] Potomac Electric Power Company argued that it could exclude the proposal from its proxy materials on the grounds that the recommendations of the Human Resources Committee that would have been subject to the proposal were not limited to senior executive compensation. It pointed out that, as is the present case, the proposal would have required stockholder approval of matters relating to both senior executive compensation and non-senior-executive employees. Noting that the

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[6] The proposal in *Potomac Electric Power Company* provided in pertinent part:

> That the stockholders of the Potomac Electric Power Company recommend that the Board of Directors take the necessary steps to insure (sic) that the recommendations of the Human Resources Committee concerning the annual salary administration for all exempt employees, including specific salary recommendations for senior officers and employees, the Executive Incentive Compensation Plan, the Long-Term Incentive Plan, the Supplemental Executive Retirement Plan, the General Retirement Plan, other benefit plans and officer and senior management succession, are submitted to the stockholders for approval, to insure maximum accountability to all stockholders.

language of the proposal could have been meant to address either senior executive compensation or non-senior-executive compensation, the Staff granted relief under Rule 14a-8(i)(7), but conditioned its relief on the failure of the stockholder to revise the proposal to clarify that the proposal intended to be limited to senior executive compensation.[7]

(b) The Proposal Relates to Ordinary Business Disclosures

As the resolution clause attempts to make clear, the Proposal will not affect any person's compensation or the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders. It simply is limited to the approval of the Compensation Committee Report, and not the underlying compensation practices of Sara Lee, providing yet another basis for exclusion under Rule 14a-8(i)(7). The Staff has taken the position that decisions with respect to the content and presentation of standard company reports are matters constituting "ordinary business operations." *See Long Island Lighting Company* (Feb. 22, 1996) (excluding a proposal that the company expand its proxy statement disclosures as a matter within the ordinary business of the company, "i.e., presentation of disclosure in the Company's reports to stockholders").

Sara Lee and the members of its Compensation and Employee Benefits Committee are responsible for the full, timely and accurate disclosure of the compensation information required by Item 402(k) of Regulation S-K. The completion and filing of the Compensation Committee Report is one of the requirements of Item 402(k). How the committee and the company present the requisite information in the Compensation Committee Report is a matter within the ordinary business of the company and not appropriately subject to the approval or disapproval of the company's stockholders. *See ConAgra, Inc.* (Jun. 10, 1998) (excluding a proposal requiring the company to supplement its Form 10-K and other periodic reports as relating to the ordinary business operations of the company); *Southwest Gas Corporation* (May 6, 1996) (excluding a proposal that the company expand its proxy statement disclosures as a matter within the ordinary business of the company).

Further, to the extent that the Proposal seeks to ensure that the Compensation and Employee Benefits Committee's disclosures are complete and comply with Item 402(k), Sara Lee may exclude the Proposal in reliance on the grounds that it relates to legal compliance. *Halliburton Company* (Mar. 10, 2006) (proposal requesting a report on the policies and procedures adopted and implemented to reduce or eliminate the reoccurrence of violations and investigations discussed in the proposal and the potential damage to the company's reputation and stock value, excludable as relating to a legal compliance program); *Allstate Corporation*

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[7] Unlike the proposal in *Potomac Electric Power Company*, there is no basis for revising the Proposal to clarify that it is limited to senior executive officers. While it is true that the Proponent could revise the Proposal to clarify that it is limited to senior executive compensation, the simple fact is that the Proposal requests stockholder approval of the Compensation Committee Report itself and not just the portions of the report which are limited to senior executive compensation.

(Feb. 16, 1999) (proposal requesting the investigation of illegal activity at Allstate, excludable as relating to the general conduct of a legal compliance program).

The fact that the Proposal would require stockholder approval of the Compensation Committee Report does not change any of the analysis above. On numerous occasions, the Staff has taken the position that Rule 14a-8(i)(7) permits the exclusion of stockholder proposals seeking to require stockholder approval of ordinary business matters. *See, e.g., Chevron Corporation* (Feb. 24, 2006) (excluding proposal requesting stockholder approval of all contributions, gifts, grants or any other form of withdrawal of corporate funds for special purposes which exceed $ 100,000); *AmSouth Bancorporation* (Jan. 12, 2006) (excluding proposal requesting that significant percentage of future awards of restricted stock be tied to specific performance metrics and, that future awards of restricted stock not be prematurely released or substantially altered without stockholder approval).

Based on the foregoing, we respectfully submit that Sara Lee may omit the Proposal from its proxy materials in reliance on Rule 14a-8(i)(7).

Conclusion

As discussed above, the Proposal is materially misleading in violation of Rule 14a-9 of the proxy rules and further, it relates to the ordinary business operations of Sara Lee. As a result, and based on the facts and the no-action letter precedent discussed above, Sara Lee intends to exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(7). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if Sara Lee excludes the Proposal from its Annual Meeting proxy materials in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

If you have any questions regarding this request or desire additional information, please contact me at (312) 558-8564.

Very truly yours,

Helen N. Kaminski

Helen N. Kaminski
Assistant General Counsel, Corporate and Securities

Cc: Gerald McEntee
Roderick A. Palmore

Exhibit A
Sara Lee Corporation

RESOLVED, that stockholders of Sara Lee Corporation ("Sara Lee") urge the board of directors to adopt a policy that Sara Lee stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Sara Lee's management, to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement. The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory; will not affect any person's compensation; and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

SUPPORTING STATEMENT

In our view, senior executive compensation at Sara Lee has been excessive in recent years. In 2005, CEO and Chairman Brenda Barnes received $1,308,725 in salary and bonus, 250,000 options, and restricted stock awards valued at $5,065,038. Also in 2005, former CEO Steven McMillan received a salary of $1,189,500—over the threshold for deductibility of non-performance-related compensation—and an annual bonus of $539,081. For 2003, 2004 and 2005, Mr. McMillan received restricted stock awards valued in total at $10,134,574. Over the same period of time, Mr. McMillan received 1,815,975 in options.

We believe that the current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Such a vote isn't binding, but allows stockholders a clear voice which could help reduce excessive pay. U.S. stock exchange listing standards do require stockholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Stockholders do not have any mechanism for providing ongoing input on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for stockholder approval to allow a company to deduct compensation in excess of $1 million are also broad and do not constrain compensation committees in setting performance targets for particular executives. Withholding votes from compensation committee members who are standing for reelection is a blunt instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Sara Lee's board to allow stockholders to express their opinion about senior executive compensation practices by establishing an annual referendum process. The results of such a vote would, we think, provide Sara Lee with useful information about whether stockholders view the company's compensation practices, as reported each year in the Compensation and Employee Benefits Committee Report, to be in stockholders' best interests.

We urge stockholders to vote for this proposal.

RECEIVED
2006 JUL 27 AM 10: 13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

July 25, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Sara Lee Corp.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Sara Lee Corporation ("Sara Lee" or the "Company") a stockholder proposal (the "Proposal") urging the board of directors to adopt a policy that Sara Lee stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Sara Lee's management, to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement.

In a letter to the Commission dated June 29, 2006, Sara Lee stated that it intends to omit the Proposal from its proxy materials being prepared for the 2006 annual meeting of stockholders. Sara Lee argues that it is entitled to exclude the Proposal in reliance on (i) Rule 14a-8(i)(3), on the ground that the Proposal is vague and misleading; and (ii) Rule 14a-8(i)(7), arguing that the Proposal deals with general compensation matters and thus addresses the Company's ordinary business operations. As discussed more fully below, Sara Lee has failed to meet its burden of establishing its entitlement to rely on either of these exclusions and should not be permitted to omit the Proposal from its proxy statement.

__**Stockholders Can Understand the Proposal's Effect and the Steps Required for its Implementation are Clear**__

Rule 14a-8(i)(3) permits a registrant to exclude a proposal if it violates any of the Commission's other proxy rules, including Rule 14a-9's prohibition on materially false or misleading statements. A proposal can be materially misleading if it is so vague that the company and its stockholders can not understand what actions the company would need to take to implement it. Sara Lee contends, unpersuasively, that this is the case with the Proposal.

The crux of Sara Lee's argument focuses on supposed inconsistencies between the Proposal's resolved clause and supporting statement, which Sara Lee claims will confuse stockholders. Simply put, Sara Lee asserts that the Proposal does not make clear that the contemplated stockholder vote is not binding and gives stockholders no power to directly change executive compensation practices at the company.

The Proposal's resolved clause clearly communicates that the stockholder vote urged in the Proposal would be nonbinding: it characterizes the vote as "advisory" and states that it "will not affect any person's compensation." Nothing in the supporting statement contradicts that language. Contrary to Sara Lee's assertion that the supporting statement implies that the vote will somehow be binding, the supporting statement is replete with explanations that this will not be the case: It states, "Such a vote [on pay] isn't binding" and refers to the advisory nature of the similar UK requirement.

In a twist on this argument, Sara Lee simultaneously attacks as misleading the Proposal's characterization of the proposed stockholder vote as allowing shareholders to influence pay—arguing that a nonbinding vote will not have that effect—and claims that any suggestion that the vote won't shape pay is misleading because "it is likely that Sara Lee's compensation practices and the compensation of its executives will be affected if stockholders overwhelmingly disapprove of the Compensation Committee Report."

Sara Lee's arguments highlight two important aspects of the Proposal, both of which are clearly communicated to stockholders. First, the stockholder vote it proposes would not be binding in the sense that it would not deprive anyone of already-awarded compensation or affect the outcome of any stockholder vote on a specific compensation plan or policy. This fact is spelled out several times in the Proposal. Second, we believe that the effect of the stockholder vote would be to give stockholders a more nuanced way to communicate with the board about compensation and would thereby encourage Sara Lee's board to ensure that pay practices are in stockholders' interests. The supporting statement is also clear on this point, explaining that the stockholder vote would give shareholders "a clear voice" and "ongoing input" that "would provide Sara Lee with useful information about whether stockholders view the company's compensation practices . . . to be in stockholders' best interests."

The Staff determinations relied on by Sara Lee are inapposite. They involved proposals like the one in *Sensar Corporation* that did not ask the board to take any action but simply attempted to communicate a sentiment, proposals whose key terms were so open-ended and undefined that neither stockholders nor the companies would understand what implementation required or proposals where the resolved clause conflicted in key respects from the supporting statement. None of those problems is present here. The Proposal urges the adoption of a policy whose operation would be straightforward: Each year, the board should submit a nonbinding proposal asking stockholders whether they approve the Compensation Committee Report, together with certain disclosures designed to ensure that stockholders understand the impact of their votes. Accordingly, the Proposal does not violate Rule 14a-9 and is therefore not excludable pursuant to Rule 14a-8(i)(3).

The Proposal Deals With Senior Executive Compensation, Which is not an Ordinary Business Matter

Rule 14a-8(i)(7) allows exclusion of a proposal that "deals with a matter relating to the company's ordinary business operations." Since 1992, the Staff has consistently taken the position that proposals dealing with the compensation of "senior executives" may not be omitted in reliance on the ordinary business exclusion, while proposals dealing with general employee compensation are excludable.[1] Sara Lee argues that the Proposal deals with general employee compensation because a few items described in Sara Lee's Compensation Committee Report relate to non-senior-executive compensation.

The central thrust of the proxy statement compensation disclosure, as well as the Compensation Committee Report, is the compensation of the five most highly compensated officers of the company (the "named executive officers"). Although the proxy statement disclosure requirements include disclosure of executive compensation policies that might apply to executive officers other than the named executive officers, Item 402(k)(1) specifically states that the policies to be disclosed must include those applicable to the named executive officers. Any discussion of policies affecting persons other than named executive officers is thus incidental to the application of those policies to named executive officers. Item 402(k)(2) focuses exclusively on disclosure of the factors and criteria used to determine the CEO's compensation.

The *Potomac Electric Power Company* letter, which Sara Lee asserts "provides strong support" for exclusion of the Proposal, concerned a proposal that differed materially from the Proposal. The proposal submitted to Pepco asked that the recommendations of the company's Human Resources Committee concerning the annual salary administration for all exempt employees. Exempt employees are those exempt from the minimum wage and overtime requirements of the Fair Labor Standards Act, a vast group that would include all salaried administrative, executive, professional and outside sales employees who satisfy certain tests related to job responsibilities. (See Department of Labor fact sheet, http://www.dol.gov/esa/regs/compliance/whd/whdfs17.htm) The Pepco proposal, then, would have allowed shareholders to micromanage decisions regarding the salaries of a large portion of the company's workforce. Here, by contrast, the Proposal would give stockholders a non-binding vote on a report that deals with CEO and named executive officer pay.

Finally, the Proposal does not seek in any way to control the content of the Compensation Committee Report or ensure that it complies with legal requirements. Unlike the *Halliburton* and *Allstate* proposals cited by Sara Lee, the Proposal does not ask the company to produce any disclosure not already required by the Commission's rules, nor does the Proposal make any

---

[1] See Eastman Kodak (available Feb. 13, 1992); International Business Machines Corp. (available Feb. 13, 1992); see also Division of Corporation Finance, Staff Legal Bulletin No. 14A (July 12, 2002) (available on www.sec.gov/interps/legal/cfslb14a.htm) (addressing excludability of proposals dealing with stockholder approval of option plans in which non-senior-executives participate).

suggestions regarding the substance or timing of disclosure. Exclusion of the Proposal in reliance on Rule 14a-8(i)(7) is thus inappropriate.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Helen N. Kaminski
Assistant General Counsel, Corporate and Securities
Sara Lee Corporation
Fax # 312-558-8687

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

RECEIVED
2006 AUG -7 PM 1:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Sara Lee
Corporate Law Dept.

August 4, 2006

Via Electronic Mail and UPS Overnight Courier

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Sara Lee Corporation -- Stockholder Proposal Submitted by the American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation ("Sara Lee"), to respond to a letter dated July 25, 2006 from the American Federation of State, County and Municipal Employees ("AFSCME") regarding Sara Lee's intention to exclude from its proxy materials for its 2006 annual meeting of stockholders (the "Annual Meeting") a stockholder proposal received on May 22, 2006 (the "Proposal") from AFSCME. The Proposal requests that Sara Lee "adopt a policy that Sara Lee stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Sara Lee's management, to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement."

This letter supplements our previous letter dated June 29, 2006 (the "Original Request"), which requested that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if Sara Lee excludes the Proposal from its proxy materials. As discussed in the Original Request, and in contrast to the assertions made by AFSCME, Sara Lee may exclude the Proposal pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(7) for the reasons cited in the Original Request. In addition, Sara Lee respectfully submits that it may exclude the Proposal under Rule 14a-8(i)(2) on the grounds that if implemented, the Proposal would cause Sara Lee to violate applicable law, i.e., the proxy rules.

Sara Lee intends to file its definitive proxy materials for the Annual Meeting on or about September 21, 2006. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and Sara Lee has sent one copy to Gerald McEntee, Chairman of AFSCME.

Discussion

1. The Proposal is Materially Misleading

In contrast to the arguments made by AFSCME, the Proposal is excludable as materially misleading -- both on the basis that the proposal "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" and on the basis that "any actions ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the actions envisioned by the stockholders upon voting on the proposal." Staff Legal Bulletin No. 14B (Sep. 15, 2004); *Occidental Petroleum Corp.* (Feb. 11, 1991) (excluding a proposal that requested that "stockholders have the right to vote on present as well as future shares that are issued and outstanding in regard to buy back of shares").

Contrary to the assertions in AFSCME's letter, Sara Lee's objections to the Proposal under Rule 14a-8(i)(3) are not limited to whether the contemplated stockholder vote is binding or non-binding. Instead, they are based on the fact that stockholders will be materially mislead by the Proposal -- due to its ambiguous terms and phrases, the confusing and conflicting purposes of the Proposal to be gleaned from the resolved clause and the supporting statement, and lastly, the general lack of clarity regarding what the Proposal would allow stockholders to approve.

The following questions are at the forefront of the ambiguities raised by the Proposal: What would Sara Lee stockholders be asked to vote upon if the Proposal was implemented? The report of the Compensation and Employee Benefits Committee set forth in the proxy statement (the "Compensation Committee Report")? Sara Lee's senior executive officer compensation practices? If the Compensation Committee Report, what then is the purpose of the Proposal? For example, what would it mean if stockholders "disapprove" of the Compensation Committee Report? Would that mean that they disapprove of the disclosures therein, or that they object to the policies discussed? Alternatively, if the Proposal seeks to require that stockholders be asked to "approve" the compensation paid to Sara Lee's executive officers, how will that be communicated to stockholders voting on the Proposal?

As noted in the Original Request, the Proposal, at best, is unclear on these points. The resolved clause appears to suggest that the Proposal seeks a policy that would allow stockholders to vote on the Compensation Committee Report, while the supporting statement suggests that the Proposal seeks a stockholder vote on Sara Lee's compensation practices. Perhaps these ambiguities reflect a simple misunderstanding by AFSCME of the differences between the Compensation Committee Report and the compensation disclosures contained by such report. It would appear at least, that AFSCME has conflated the two -- a mistake that should not be overlooked. As a matter of law and practice, the Compensation Committee Report simply responds to the disclosure requirements of Regulation S-K and is not a proxy for Sara Lee's compensation practices themselves. This difference soon will be exacerbated by the changes to the executive compensation disclosure requirements that were adopted by the Commission on July 26, 2006. Under those changes, the Compensation Committee Report will be shortened significantly and limited to a statement of whether the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on this review and discussion, recommended that it be included in the company's annual report on Form 10-K and proxy statement. This disclosure is a far cry from the "referendum" on compensation practices discussed by the supporting statement.

If Sara Lee included its own resolution modeled after the Proposal in its proxy materials, we have no doubt that the Staff would object under Rule 14a-9. The ambiguities in the Proposal clearly are material. Information is deemed to be material if there is a substantial likelihood that a reasonable stockholder would consider such information to important in deciding how to vote regarding a matter. Applying that standard to our facts, we believe that there is a substantial likelihood that a reasonable stockholder would consider the meaning of the Proposal -- particularly its scope and impact, to be important in deciding how to vote on the Proposal. At a minimum, the Staff likely would require that Sara Lee accompany such a proposal with explanatory disclosures. The same standard should be applied to the Proposal.

Notwithstanding AFSCME's selective and self-serving analysis, the no-action letters noted in the Original Request support granting no-action relief and undoubtedly are germane to the Proposal. In *Sensar Corporation* (Jul. 17, 2001), for example, the Staff agreed with Sensar that it could exclude a proposal that provided that "The stockholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the stockholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options." AFSCME tries to distinguish *Sensar* on the basis that the Proposal adds one layer of specificity to the proposal in *Sensar* because the Proposal directs the board to adopt a policy to effect the Proposal's purpose. This argument, however, misses the forest for the trees -- both proposals seek to permit stockholders to express their approval of compensation disclosures and not compensation practices themselves. The Staff in *Sensar* agreed that this provided a basis for excluding the proposal in reliance on Rule 14a-8(i)(3). We believe that the Staff should take the same position here.

AFSCME's letter conspicuously omits any discussion or reference to the other no-action letters cited in the Original Request, including *Wal-Mart Stores* (Apr. 3, 2001). In that letter, the Staff agreed with Wal-Mart that it could exclude a stockholder proposal requesting that the company report on the use of genetically modified "products." From the language of the proposal, it appeared that the proposal encompassed all forms of genetically modified products, such as plastics and other "products manufactured by the company." The supporting statement, however, suggested that the proposal only was directed at genetically modified foods. Based on the inconsistency between the proposal and its supporting statement, the Staff agreed with Wal-Mart that any action ultimately taken upon the implementation of the proposal could be quite different from the action envisioned by the stockholders at the time their votes were cast. Accordingly, it granted relief under Rule 14a-8(i)(3). Much like the proposal in *Wal-Mart*, any action ultimately taken upon the implementation of the Proposal could be quite different from the action envisioned by the stockholders at the time their votes were cast. Instead of affording Sara Lee stockholders with an opportunity to approve of Sara Lee's executive compensation practices, the Proposal would provide for a vote on a narrow disclosure item -- the Compensation Committee Report. This difference not only is material, but it renders the Proposal materially misleading. As a result, Sara Lee may omit the Proposal from its proxy materials in reliance on Rule 14a-8(i)(3).

2. The Proposal Relates to Ordinary Business Matters

The Staff also should reject AFSCME's arguments under Rule 14a-8(i)(7). As noted in the Original Request, the Proposal relates to general compensation matters and ordinary business disclosures, which the Staff consistently has viewed to be ordinary business matters.

(a) The Proposal Relates to Non-Senior Executive Officer Compensation

From the outset, it should be noted that AFSCME (perhaps wishfully) describes the Proposal as limited to the disclosures required by Item 402(k) of Regulation S-K. The simple fact is that the language of the Proposal is not so limited. As drafted, the Proposal seeks the adoption of a policy that would allow stockholders to vote on the report of Sara Lee's Compensation and Employee Benefits Committee included in Sara Lee's proxy materials. As noted in the Original Request, Sara Lee's Compensation Committee Report historically covers the compensation of both Sara Lee's senior executive officers and other employees. For example, Sara Lee's 2005 Compensation Committee Report provided the following disclosures about the compensation of its senior executive officers and other employees:

> ***Executive Stock Ownership Requirements***
>
> We believe it is important to align executives' interests with those of Sara Lee's stockholders. Sara Lee's key executives have a substantial portion of their incentive compensation paid in the form of Sara Lee common stock. In 2005, Sara Lee modified its stock ownership requirements to limit their applicability to approximately 120 of the company's most senior executives, including all of its corporate officers, and to include as shares owned any restricted share units that may have been granted for retention purposes. The number of covered executives was reduced in 2005 in order to better align our policy with competitive practice in this area. The ownership requirements vary by the executive's level and range from a minimum of 10,000 shares to a maximum of 400,000 shares. Expressed as a percentage of salary, the ownership requirements range from a low of approximately 100% of salary to a high of approximately 825% of salary, in the case of the Chief Executive Officer.

The discussion in the excerpt, as illustrated by its use of the terms "executive," "corporate officer," and "key executive," suggests that the Compensation Committee Report discusses compensation decisions at levels in corporate management that are far below the senior executive officers contemplated by the Staff's senior executive officer compensation exception to Rule 14a-8(i)(7). For example, the stock ownership requirements discussed above encompass 120 employees -- which clearly would include employees well below senior executive officers. *See generally Minnesota Mining and Manufacturing Company* (Mar. 4, 1999). In *Minnesota Mining*, the Staff took the position that a proposal that the company tie the compensation levels of the top 40 executives to that of the lowest paid workers employed by the company could be excluded from that company's proxy materials. Noting that fewer than 40 of its executives fit the Commission's definition of executive officer, *Minnesota Mining* argued that the proposal encompassed compensation decisions for employees that were not executive officers. The staff granted relief, noting that the proposal related to "ordinary business operations (i.e., general compensation matters)." Similarly, Sara Lee has far fewer than 120 senior executive officers. As such, the Proposal clearly relates to compensation matters -- in this case, compensation disclosures relating to employees that are not senior executive officers.

Since the specific report addressed by the Proposal covers both the compensation of senior executive officers and other employees, Sara Lee may exclude it in reliance on Rule 14a-8(i)(7). *See, e.g., AT&T Corporation* (Feb. 25, 2002) (excluding a proposal that AT&T "consider discontinuing all domestic partner benefits for executives making over $500,000 per year, or, if not feasible, ask these executives to reimburse AT&T for these expenses"); *Ascential Software Corporation*, (Apr. 3, 2003) (excluding proposals requesting "(i) cutting base salaries for top executives in half; (ii) tying executive bonuses to the company achieving certain financial results; (iii) forbidding the repricing of existing options or replacing them with options at lower prices; (iv) replacing existing options at prices lower than that on July 3, 2001 with options at the opening Bid price on that date; (v) issuing future options to 'key employees' based on certain criteria; (vi) restricting the issuance of options to 'key employees' during certain periods; and (vii) setting terms for the issuance of options to 'key employees'"); *El Paso Corporation* (Mar. 8, 2001) (excluding proposal mandating that "El Paso not grant further salary or bonus increases to any corporate officer until El Paso has demonstrated the ability to return to a position of profitability" unless the proponent revised the proposal to make clear that the proposal related to senior executive officers).

AFSCME's response letter attempts to characterize the disclosures in the Compensation Committee Report regarding non-senior executive employees as "incidental" to the discussion of compensation policies applicable to Sara Lee's senior executive officers. Whether incidental or not (a characterization that Sara Lee is not endorsing), the Staff's no-action letters in this area are clear: Proposals that address the compensation of non-senior executive officers categorically are excludable under Rule 14a-8(i)(7). In other words, there is no de minimis exception to the ordinary business exclusion -- a point that has been made clear in instances where the Staff has agreed that Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal that is directed at senior executive compensation, but that also, perhaps incidentally, covers non-senior executive officers. Consider, for example, the staff's position in *NiSource Inc.* (Mar. 3, 2003) and *UAL Corporation* (Feb. 17, 2002).

In *NiSource*, the Staff took the position that NiSource could rely on Rule 14a-8(i)(7) to exclude a proposal requesting that the board eliminate the company's Supplemental Executive Retirement Plan. The proposal in that letter was narrow and clearly intended to address senior executive compensation -- it provided:

> Stockholders recommend that the Supplemental Executive Retirement Plan be eliminated at the end of 2003. ... Why should there be a special [Text illegible] plan that only applies to a few employees?

In support of its request for no-action relief, NiSource informed the Staff that the terms of the SERP provided that "officers and certain other employees" were eligible to participate in the plan and that nothing contained in the SERP or in practice limited its application to "senior executives." Further, it pointed out that the SERP included employees who were two or three reporting levels below the executive officers. Despite the fact that the SERP was directed at senior executive officers, the Staff nonetheless concluded that the proposal could be excluded under Rule 14a-8(i)(7) because the SERP also encompassed non-senior executive officers.

In *UAL*, the Staff took the position that UAL could rely on Rule 14a-8(i)(7) to exclude a proposal requesting that the board prepare a report disclosing the pension liability relating to "the top executive retirement plan, usually called "Supplemental Executive Retirement Plan" (SERP) and the pension liability for qualified pension plan(s)." Much like the instant case, UAL argued that it could exclude the proposal from its proxy materials on the grounds that the proposal, while perhaps directed at senior executive officer compensation, also was directed at matters that included non-senior executive officer compensation. Like AFSCME, the proponent in UAL argued that the proposal could not be excluded in reliance on Rule 14a-8(i)(7) on the grounds that it sought to increase disclosure of executive retirement packages, which the proponent believed must address retirement plans covering non-executive employees because the disclosures on associated costs and liabilities of the plans were "lumped" together. Despite the fact that the proposal was crafted to respond to UAL's practice of aggregating senior executive officer and non-senior executive officer compensation in its disclosures, the Staff nonetheless concluded that the proposal impermissibly encompassed non-senior executive officer compensation, and accordingly granted no-action relief under Rule 14a-8(i)(7). Based on *UAL*, the fact that Sara Lee chooses to include information relating to non-senior executive employees in its Compensation Committee Report does not change the fact that the Proposal addresses a report that encompasses non-senior executive compensation.

Instead of citing no-action letters that support its position, AFSCME attempts to argue that one of the no-action letters cited in the Original Request, *Potomac Electric Power Company* (Feb. 2, 1993) is inapplicable. This argument should be rejected. The proposal in *Potomac Electric Power Company* provided in pertinent part:

> ... the stockholders of the Potomac Electric Power Company recommend that the Board of Directors take the necessary steps to insure (sic) that the recommendations of the Human Resources Committee concerning the annual salary administration for all exempt employees, including specific salary recommendations for senior officers and employees, the Executive Incentive Compensation Plan, the Long-Term Incentive Plan, the Supplemental Executive Retirement Plan, the General Retirement Plan, other benefit plans and officer and senior management succession, are submitted to the stockholders for approval, to insure maximum accountability to all stockholders.

Like the Proposal, the proposal in *Potomac Electric Power Company* attempted to address executive compensation practices by seeking stockholder approval of the actions of Potomac Electric Power Company's compensation committee. The Staff concurred in the view of Potomac Electric Power Company that it could exclude the proposal from its proxy materials on the grounds that the recommendations of its compensation committee were not limited to senior executive officer compensation. Similarly, the Proposal, no matter how AFSCME attempts construe it, applies to a specific report – the Compensation Committee Report, which, just like the recommendations in *Potomac Electric Power Company*, is not limited to senior executive officers.

(b) The Proposal Relates to Ordinary Business Disclosures

As noted in the Original Request, the Proposal appears to seek a policy requiring a stockholder vote regarding the Compensation Committee Report, and not the underlying compensation practices of Sara Lee. As such, the Proposal should be evaluated on the basis on the actions it seeks and not what the intent of AFSCME may have been in submitting the Proposal. From this perspective, there can be no doubt that Sara Lee may exclude the Proposal from its proxy materials as relating to ordinary business matters.

First, it is excludable on the basis that decisions relating to what to disclose in an Exchange Act filing relate to ordinary business matters. *See ConAgra, Inc.* (Jun. 10, 1998) (excluding a proposal requiring the company to supplement its Form 10-K and other periodic reports as relating to the ordinary business operations of the company); *Southwest Gas Corporation* (May 6, 1996) (excluding a proposal that the company expand its proxy statement disclosures as a matter within the ordinary business of the company).

Second, it is excludable on the basis that decisions relating to Exchange Act compliance are ordinary business matters. *See Halliburton Company* (Mar. 10, 2006) (proposal requesting a report on the policies and procedures adopted and implemented to reduce or eliminate the reoccurrence of violations and investigations discussed in the proposal and the potential damage to the company's reputation and stock value, excludable as relating to a legal compliance program); *Allstate Corporation* (Feb. 16, 1999) (proposal requesting the investigation of illegal activity at Allstate, excludable as relating to the general conduct of a legal compliance program).

Third, it is excludable on the basis that decisions relating to what matters to subject to stockholder approval also are ordinary business matters. *See, e.g., Chevron Corporation* (Feb. 24, 2006) (excluding proposal requesting stockholder approval of all contributions, gifts, grants or any other form of withdrawal of corporate funds for special purposes which exceed $100,000); *AmSouth Bancorporation* (Jan. 12, 2006) (excluding proposal requesting that significant percentage of future awards of restricted stock be tied to specific performance metrics and, that future awards of restricted stock not be prematurely released or substantially altered without stockholder approval).

Based on the foregoing, we respectfully submit that Sara Lee may omit the Proposal from its proxy materials in reliance on Rule 14a-8(i)(7).

3. If Implemented, the Proposal Would Cause Sara Lee to Violate the Proxy Rules

In addition to the foregoing, the Proposal may be excluded from Sara Lee's proxy materials in reliance on Rule 14a-8(i)(2). As you know, Rule 14a-8(i)(2) permits the exclusion of a stockholder proposal that, if implemented, would cause the company to violate applicable law. Here, the Proposal, if implemented, would require that Sara Lee include materially misleading statements in its proxy materials in violation of Rule 14a-9.

As noted in the Original Request, the Proposal appears to direct Sara Lee to adopt a policy that seeks an "advisory" vote of stockholders regarding the Compensation Committee Report. The Proposal also directs Sara Lee to include disclosures in its proxy materials that indicate that "the vote is advisory; will not affect any person's compensation; and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders." To the extent that Sara Lee includes these statements in its proxy materials, it would violate Rule 14a-9. Stockholder approval or disapproval of the Compensation Committee Report undoubtedly would figure into the decision making of Sara Lee's Compensation and Employee Benefits Committee the following year. For example, if stockholders overwhelmingly disapprove of the Compensation Committee Report, the Committee would be compelled to evaluate whether the vote reflects stockholder dissatisfaction with its executive compensation decisions reported in the Compensation Committee Report. In fact, this would appear to be exactly what the Proposal appears directed at -- a point made clear in the supporting statement ("The results of such vote would, we think, provide Sara Lee with useful information about whether stockholders view the company's compensation practices ... to be in stockholders' best interests").

At a minimum, Sara Lee cannot say without qualification that the results of a stockholder vote regarding the Compensation Committee Report will not affect any person's compensation. Such a statement would be untrue when said, as well as politically and legally untenable. AFSCME attempts to clarify the meaning of this statement in its response letter ("[t]he stockholder vote would not be binding in the sense that it would not deprive anyone of already-awarded compensation or affect the outcome of any stockholder vote on a specific compensation plan or policy"), however, even assuming this is true, the Proposal does not contain the same explanation. If Sara Lee were to implement the Proposal as it has been submitted, it would have to make an unqualified statement that it knows to be untrue when said -- the hallmark of a violation of Rule 14a-9 under the proxy rules. Because implementation of the Proposal would require that Sara Lee violate the proxy rules, it may exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(2).

To grant relief under Rule 14a-8(i)(2) would be consistent with previous no-action letters in which the Staff has taken the position that Rule 14a-8(i)(2) permits the exclusion of a proposal that, if implemented, would require that a company include statements in its proxy materials that are materially misleading. *See, e.g., Coca-Cola* (Feb. 6, 2002). In *Coca-Cola*, the proposal requested that the company change the format of its proxy materials to "Remove the word

"EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column," which would have had the effect of allowing a stockholder to vote against nominees to the board of directors. Coca-Cola argued that the proposal, if implemented, would violate Rule 14a-9 because the company had not opted out of the plurality system specified by Delaware law. Specifically, it argued that the changes would have allowed stockholders to cast votes against management nominees, but in the absence of a change in Coca-Cola's governing instruments to permit majority voting for directors, the proxy cards would be materially misleading because stockholders would be misled into believing that their votes against management would have legal effect. The staff found these arguments persuasive, noting that

> [t]here appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(2). In this regard, because Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Coca-Cola's proxy materials being false or misleading under rule 14a-9.

Like the proposal in *Coca-Cola*, the Proposal, if implemented, would result in Sara Lee's proxy materials being false or misleading under Rule 14a-9. Because the Proposal would cause Sara Lee to violate applicable law if implemented, Sara Lee may exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(2).

Conclusion

As discussed above, the Proposal (i) would cause Sara Lee to violate the proxy rules if implemented, (ii) is materially misleading in violation of Rule 14a-9 and (iii) relates to the ordinary business operations of Sara Lee. As a result, and based on the facts and the no-action letter precedent discussed above, Sara Lee intends to exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(2), Rule 14a-8(i)(3) and Rule 14a-8(i)(7). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if Sara Lee excludes the Proposal from its Annual Meeting proxy materials in reliance on Rule 14a-8(i)(2), Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

If you have any questions regarding this request or desire additional information, please contact me at (312) 558-8564.

Very truly yours,

Helen N. Kaminski

Assistant General Counsel, Corporate and Securities

Cc: Gerald McEntee
Roderick A. Palmore

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 11, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation
Incoming letter dated June 29, 2006

The proposal urges the board to adopt a policy that stockholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the report of the Compensation and Employee Benefits Committee.

There appears to be some basis for your view that the proposal may be materially false or misleading under rule 14a-8(i)(3). In arriving at this position, we note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402(k)(1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8(i)(3).

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel